Michael A. Refolo
Mirick O’Connell
100 Front Street
Worcester, MA 01608-1477
mrefolo@mirickoconnell.com
t 508.929.1622
f 508.463.1395
January 22, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Re: World Energy Solutions, Inc. Registration Statement on Form S-3
Dear Mr. Owings:
On behalf of World Energy Solutions, Inc. (the “ Company”), we hereby transmit for filing the Company’s Registration Statement on Form S-3. Should you have any questions, please contact the undersigned at (508) 929-1622.
Very truly yours,
/s/ Michael A. Refolo
Michael A. Refolo
MAR/cmj
Mirick, O’Connell, DeMallie & Lougee, llp
Worcester | Westborough | Boston
www.mirickoconnell.com